UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Report on Form 6-K dated for the month of July 2024
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Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)
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Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
ParqueLefevre
Panama City, Panama
(Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐
(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

Retirement of Copa Holdings, S.A. Chief Financial Officer

After a long and distinguished career spanning over 30 years in the Company, Jose Montero, Copa Holdings’ Chief Financial Officer, has decided to retire at the end of 2024.

Throughout his career, Mr. Montero has made numerous valuable contributions to the growth and success of the Company. The Board of Directors and the management team would like to extend their thanks to Mr. Montero for his many years of service and wish him well in his future endeavors.

The Company is currently engaged in a search for his replacement. Mr. Montero is expected to remain in his current role until his successor is named and to remain with the Company in an advisory role for an interim period thereafter to assist with a smooth transition.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to destinations in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 7/2/2024
	By:	/s/ José Montero
Name: José Montero Title: CFO